UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TSR, Inc.

(Exact name of registrant as specified in charter)

Delaware	13-2635899
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

400 Oser Avenue, Suite 150, Hauppauge, NY	11788
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following bow. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:___________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

On August 29, 2018, the Board of Directors of TSR, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”), payable on August 29, 2018, for each share of Common Stock, par value $0.01 per share (“Common Stock”), of the Company outstanding on August 29, 2018 (the “Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the “Rights Agreement”), dated as of August 29, 2018, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Class A Preferred Stock Series One, par value $0.01 per share (“Preferred Stock”), of the Company at a price of $24.78 per one one-hundredth of a share of Preferred Stock represented by a Right (the “Purchase Price”), subject to adjustment.

The Rights are in all respects subject to and governed by the provisions of the Rights Agreement. The following description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Form 8-K/A filed with the Securities and Exchange Commission on August 31, 2018, and is incorporated herein by reference.

Distribution Date; Exercisability; Expiration

Initially, the Rights will be attached to all certificates for shares of Common Stock and no separate certificates evidencing the Rights (“Rights Certificates”) will be issued. Until the Distribution Date (as defined below), the Rights will be transferred with and only with shares of Common Stock. As long as the Rights are attached to the shares of Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares of Common Stock will have Rights attached.

The Rights will separate and begin trading separately from the Common Stock, and Rights Certificates will be caused to evidence the Rights, on the earlier to occur of (a) the Close of Business (as such term is defined in the Rights Agreement) on the tenth day following a public announcement, or the public disclosure of facts indicating, that a Person (as such term is defined in the Rights Agreement), group of affiliated or associated Persons or any other Person with whom such Person is Acting in Concert (as defined below) has acquired Beneficial Ownership (as defined below) of 5% or more of the outstanding Common Stock (an “Acquiring Person”) (or, in the event an exchange is effected in accordance with Section 27 of the Rights Agreement and the Board of Directors determines that a later date is advisable, then such later date) or (b) the Close of Business on the tenth Business Day (as such term is defined in the Rights Agreement) (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person or group of 5% or more of the outstanding Common Stock (the earlier of such dates, the “Distribution Date”). As soon as practicable after the Distribution Date, unless the Rights are recorded in book-entry or other uncertificated form, the Company will prepare and cause the Right Certificates to be sent to each record holder of Common Stock as of the Close of Business on the Distribution Date.

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An “Acquiring Person” will not include (i) the Company, (ii) any Subsidiary (as such term is defined in the Rights Agreement) of the Company, (iii) any employee benefit plan or employee stock plan of the Company or any Subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (iv) any Person who or which, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 5% or more of the Common Shares then outstanding (a “Grandfathered Stockholder”). However, if a Grandfathered Stockholder becomes, after such time, the Beneficial Owner of any additional shares of Common Stock (regardless of whether, thereafter or as a result thereof, there is an increase, decrease or no change in the percentage of shares of Common Stock then outstanding beneficially owned by such Grandfathered Stockholder) then such Grandfathered Stockholder shall be deemed to be an Acquiring Person unless, upon such acquisition of Beneficial Ownership of additional shares of Common Stock, such Person is not the Beneficial Owner of 5% or more of the Common Stock then outstanding. In addition, upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 5%, such Grandfathered Stockholder will cease to be a Grandfathered Stockholder. In the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Stock expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different shares of Common Stock that confers Beneficial Ownership of Common Stock shall be considered the acquisition of Beneficial Ownership of additional shares of Common Stock by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional shares of Common Stock, such Person is not the Beneficial Owner of 5% or more of the Common Stock then outstanding.

“Beneficial Ownership” is defined in the Rights Agreement to include any securities that a Person or any of such Person’s Affiliates or Associates (as such terms are defined in the Rights Agreement) (a) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act, (b) has the right to acquire or vote pursuant to any agreement, arrangement or understanding (except under limited circumstances), (c) which are directly or indirectly beneficially owned by any other Person with which such Person has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting such securities, or obtaining, changing or influencing control of the Company, or with whom such Person is Acting in Concert (as defined below), or (d) in respect of which such Person has a Derivative Position (as such term is defined in the Rights Agreement).

The Rights Agreement provides that a Person shall be deemed to be “Acting in Concert” with another Person if such Person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert or in parallel with such other Person, or towards a common goal with such other Person, relating to (a) acquiring, holding, voting or disposing of voting securities of the Company or (b) changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect, where (i) each Person is conscious of the other Person’s conduct or intent and this awareness is an element in their decision-making processes and (ii) at least one additional factor supports a determination by the Board of Directors that such Persons intended to act in concert or in parallel. A Person who is Acting in Concert with another Person shall also be deemed to be Acting in Concert with any third Person who is also Acting in Concert with such other Person.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the Close of Business on August 29, 2021 (the “Expiration Date”).

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Flip-in Event

If a Person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), the Rights will become exercisable for shares of Common Stock (in lieu of shares of Preferred Stock) having a value equal to two times the exercise price of the Right. From and after the announcement that any Person has become an Acquiring Person, if the Rights evidenced by a Rights Certificate are or were acquired or beneficially owned by an Acquiring Person or any Associate or Affiliate of an Acquiring Person or any other Person with whom such Person is Acting in Concert, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights. If the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the shares of Common Stock issuable upon exercise of a Right.

Exchange

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Flip-over Event

If, at any time after a Person becomes an Acquiring Person, (a) the Company consolidates with, or merges with and into, any other Person; (b) any Person consolidates with the Company, or merges with and into the Company, and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock are or will be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property; or (c) 50% or more of the Company’s consolidated assets or Earning Power (as defined in the Rights Agreement) are sold, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

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Redemption

At any time prior to the Close of Business on the earlier of (a) the tenth day following the Stock Acquisition Date or (b) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The “Stock Acquisition Date” is the first date on which there is a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, or such earlier date as a majority of the Board of Directors becomes aware of the existence of an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights.

Preferred Stock Rights

The Preferred Stock will not be redeemable. Each share of Preferred Stock will be entitled to a receive, when, as and if declared by the Board of Directors, (a) cash dividends in an amount per share (rounded to the nearest cent) equal to 100 times the aggregate per share amount of all cash dividends declared or paid on the Common Stock and (b) a preferential quarterly cash dividend (the “Preferential Dividends”) in an amount equal to $50.00 per share of Preferred Stock less the per share amount of all cash dividends declared on the Preferred Stock pursuant to clause (a) of this sentence. Each share of Preferred Stock will entitle the holder thereof to 100 votes per share, voting together with the holders of the Common Stock as a single class, except as otherwise provided in the Certificate of Designations of Class A Preferred Stock Series One filed by the Company with the Delaware Secretary of State on August 29, 2018 or the Company’s Amended and Restated Certificate of Incorporation, as amended, or Amended and Restated By-laws. In the event of any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each outstanding share of Preferred Stock shall at the same time be similarly exchanged for or changed into the aggregate amount of stock, securities, cash and/or other property (payable in like kind), as the case may be, for which or into which each share of Common Stock is changed or exchanged, multiplied by 100. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, (a) no distribution shall be made to the holders of shares of stock ranking junior to the Preferred Stock unless the holders of the Preferred Stock shall have received the greater of (i) $100 per share of Preferred Stock plus an amount equal to accrued and unpaid dividends and distributions thereon or (ii) an amount equal to 100 times the aggregate amount to be distributed per share to holders of the Common Stock, and (b) no distribution shall be made to the holders of stock ranking on a parity upon liquidation, dissolution or winding up with the Preferred Stock unless simultaneously therewith distributions are made ratably on the holders of the Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of shares of Preferred Stock are entitled under clause (a)(i) of this sentence and to which the holders of such parity shares are entitled, in each case upon such liquidation, dissolution or winding up.

The foregoing rights are protected by customary anti-dilution provisions.

The foregoing description of the rights of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations of Class A Preferred Stock Series One.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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Item 2. Exhibits.

Exhibits:

3.1	Certificate of Designations of Class A Preferred Stock Series One of TSR, Inc., as filed with the Secretary of State of the State of Delaware on August 29, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 29, 2018)

4.1	Rights Agreement, dated as of August 29, 2018, by and between TSR, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K/A filed with the Securities and Exchange Commission on August 31, 2018)

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TSR, INC.

By:	/s/ John G. Sharkey
John G. Sharkey Vice President-Finance, Controller and Secretary

Date: March 15, 2019

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Designations of Class A Preferred Stock Series One of TSR, Inc., as filed with the Secretary of State of the State of Delaware on August 29, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on August 29, 2018)

4.1	Rights Agreement, dated as of August 29, 2018, by and between TSR, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K/A filed with the Securities and Exchange Commission on August 31, 2018)

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